SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JUNE 16, 2008

     Date, Time and Place: June 16 , 2008, at 06:00 p.m., on Rua Gomes de Carvalho, nº 1.629, Meeting Room of the Board of Directors da Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of São Paulo State (“Company”). Attendance: the members of the Board of Directors. Presiding Board: The meeting was chaired by Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino, to act as secretary. Call notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To make resolutions on the following matters: (i) to receive the letter of resignation from Mr. Richard Freeman Lark Jr. from the office of Executive Vice-President, Chief Financial Officer and Investor Relations Officer; (ii) to call an extraordinary shareholders meeting for election of a new member for the Board of Directors; (iii) to elect Mrs. Anna Cecilia Bettencourt Cochrane for the office of Finance Director and Investor Relations Officer; (iv) to amend the articles 2º and 15º, sole paragraph, of the Risk Policy Committee Charter; (v) to amend the articles 2º and 15º, sole paragraph, of the Financial Policy Committee Charter and (vi) to elect Mrs. Anna Cecilia Bettencourt Cochrane to the Financial Policy Committee. Resolutions: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (i) receipt of the letter of resignation from Mr. Richard Freeman Lark Jr. from the office of Executive Vice-President, Chief Financial Officer and Investor Relations Officer, with the formal thanks from the Board of Directors for Mr. Lark’s valuable contribution to the growth and consolidation of the Company, it being mentioned that Mr. Lark shall undertake the office of special assistant to the Chief Executive Officer and shall be nominated for a vacancy in the Board of Directors of the Company, as it may be decided by the extraordinary shareholders’ meeting of the Company; (ii) calling of an extraordinary shareholders meeting, to be held at 09:00 a.m. hours of July 4, 2008, for election of the new member for the Board of Directors, according to the call notice to be published, it being since now mentioned that the Board of Directors recommends Mr. Richard Freeman Lark Jr. for a vacancy in the referred;

(iii) election of Mrs. Anna Cecilia Bettencourt Cochrane, Brazilian, married, business administrator, resident and domiciled in the city of São Paulo, with office at Rua Gomes de Carvalho, nº 1629, for the office of Finance Director and Investor Relations Officer, until the next election of the members of the Board of Officers, to take place in March 2009, with Mrs. Bettencourt having forthwith signed the Instrument of Investiture and the Instrument of Consent of the Directors/Officers; (iv) to amend the articles 2º and 15º, sole paragraph, of the Risk Policy Committee Charter, which is amended and restated as of this date as follows: “Article 2 - The Risk Policies Committee shall be comprised by up to 3 (three) members, elected by the Board of Directors, Directors or not, for terms-of-office of 1 (one) year, reelection being permitted. Article 15º, sole paragraph – The working group of the Risk Policies Committee will be comprised of the Chief Executive Officer, by the Finance Director and by the Treasury Manager of the company.” All other provisions of the referred Charter, which is herein restated, to become effective as per Attachment I hereto, shall remain unchanged and are hereby ratified; (v) to amend the article 2º of the Financial Policy Committee Charter which is amended and restated as of this date as follows: “Article 2 – The Financial Policy Committee shall be composed by up to 3 (three) members, elected by the Board of Directors, Directors or not, for terms-of-office of 1 (one) year, reelection being permitted. Article 15º, sole paragraph – Sole Paragraph – The working group of the Financial Policy Committee will be comprised of the Chief Executive Officer, by the Finance Director and by the Manager of the company.”. All other provisions of the referred Charter, which is herein restated, to become effective as per Attachment II hereto, shall remain unchanged and are hereby ratified and (vi) to elect Mrs. Anna Cecilia Bettencourt Cochrane, already qualified, to the Financial Committee until the next election of the members of the referred Committee, to take place in August 2008. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby declare that this is a faithful copy of the original minutes drawn-up in the proper register.

São Paulo, June 16, 2008.

___________________________________	___________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chief Executive Officer	Secretary

Attachment I

RISK POLICIES COMMITTEE CHARTER

Article 1 - The Risk Policies Committee is a body that supports the Board of Directors and has the following functions and responsibilities:
(a) prepare and approve the risk policies of the company, as well as to monitor and analyze their implementation in the company;
(b) periodically analyze impacts on assets, specifically regarding exposure in U.S. dollars (“USD”) and fuel, as well as to recommend the operations necessary to the Board of Directors;
(c) periodically analyze the revenues and expenses of the company, focusing on the impact caused in the Income Statement - Demonstração de Resultados do Exercício (“DRE”), and recommend the actions necessary to the Board of Directors; and
(d) evaluate the risk policies used by the company over the last quarter, and approve the policies to be used in the following quarter.
Article 2 - The Risk Policies Committee shall be comprised by up to 3 (three) members, elected by the Board of Directors, Directors or not, for terms-of-office of 1 (one) year, reelection being permitted.
Article 3 - The Risk Policies Committee shall have a Secretary, appointed by agreement of members of the Committee upon its constitution, who shall exert his/her functions for 1 (one) year.
1st Paragraph – In case of absence of the Secretary, he/she shall be replaced by any of the other members of the Committee. A President will be designated among the members of the Committee at each meeting.
2nd Paragraph – In case of vacancy of the position of Secretary, a new Secretary shall be appointed, whose functions will be exerted until the end of the term-of-office of the replaced Secretary.
Article 4 - The Risk Policies Committee shall meet, ordinarily, quarterly, and extraordinarily whenever called by the Secretary, by his own initiative or upon request of any of the other members of the Committee.
Article 5 - A minimum quorum of 2 (two) members is necessary for the Risk Policies Committee to validly deliberate.
Sole Paragraph – If the “quorum” mentioned in the “caput” of this article is not reached, the Secretary shall call another meeting, which shall take place according to the urgency required by the matter to be discussed.
Article 6 – The meetings of the Risk Policies Committee shall be called by any written mean (letter, e-mails, notices).
Article 7 – The resolutions of the Risk Policies Committee shall be taken a majority of votes, and the Director with a dissenting opinion may document his vote in the minutes of the respective meeting.
Article 8 - Minutes of all meetings of the Risk Policies Committee shall be drawn up and registered in the proper book, which shall contain the signature of all members present.

Article 9 - In the first meeting of the Risk Policies Committee after its constitution, the Committee shall approve an annual activities schedule.
Article 10 - Throughout the meetings, any member of the Risk Policies Committee in exercise, may request and examine, individually, books and other corporate documents, being allowed to take notes and make observations, which shall be discussed and deliberated in the respective meetings, provided that such books and documents are related to the matters relevant to the Committee, according to the provisions of Article 1 above.
Sole Paragraph - Examination of the documents will only be allowed in the company’s headquarters.
Article 11 - Requests for information and/or clarification regarding businesses activities of any active member of the Risk Policies Committee shall be presented to the administrative bodies of the company by means of a request signed by the Secretary of the Risk Policies Committee.
Article 12 - The Secretary is responsible for:
(a) calling members of the Committee to all meetings, within prior notice of 5 (five) business days; and
(b) requesting the information and/or clarification deemed necessary according to the terms described in Article 10 above to the administration of the company.
Sole Paragraph – The Secretary may request that the Board of Officers provide personnel to give support and assistance to the meetings of the Risk Policies Committee.
Article 13 – The Board of Directors may request, in writing and within 5 (five) days prior notice, the presence of members of the Risk Policies Committee in Shareholders’ Meetings to respond to information requests occasionally presented by the shareholders.
Article 14 – The Risk Policies Committee may define policies on the matters under its responsibility and about the risk policies themselves, according to the terms of Article 1 above. Such policies may be amended from time to time by the Risk Policies Committee, provided by unanimous vote of its members, with due regard to the provisions of Article 7 above.
Article 15 - The Risk Policies Committee will form work group to enforce the execution of its policies and of the policies and regulations determined by the Board of Directors that relate to the matters under its responsibility according to the Article 1 above.
Sole Paragraph – The working group of the Risk Policies Committee will be comprised of the Chief Executive Officer, by the Finance Director and by the Treasury Manager of the company.
Article 16 - The responsibilities of the Risk Policies Committee shall be exerted not only over the company itself, but also over other companies under its control.
Article 17 – Circumstances not set forth in this Charter shall be decided by the Board of Directors.

[approved in the meeting of the Board of Directors held on June 16, 2008]

5

Attachment II

CHARTER OF THE FINANCIAL POLICY COMMITTEE

Article 1 - The Financial Policy Committee is a body that supports the Board of Directors and has the following functions and responsibilities:

(a) to prepare and approve the company’s corporate finance policies, as well as to follow up and examine their effectiveness and implementation;

(b) to periodically examine the company’s investment and financing plans, as well as to recommend the necessary operations to the Board of Directors;

(c) to periodically examine the impact of the investment and financing plans in the capital structure of the company and its consequences in the company’s results, as well as to recommend the necessary changes to the Board of Directors; and

(d) to determine parameters for the maintenance of the desired capital and liquidity structures, and to monitor their enforcement and approve the policies to be used in the subsequent quarter.

Article 2 – The Financial Policy Committee shall be composed by up to 3 (three) members, elected by the Board of Directors, Directors or not, for terms-of-office of 1 (one) year, reelection being permitted.

Article 3 - The Financial Policy Committee shall have a Secretary, appointed by agreement of members of the Committee upon its constitution, who shall exert his/her functions for 1 (one) year.

Paragraph 1 – In case of absence of the Secretary, he/she shall be replaced by any of the other members of the Committee. A President will be designated among the members of the Committee at each meeting.

Paragraph 2 – In case of vacancy of the position of Secretary, a new Secretary shall be appointed, whose functions will be exerted until the end of the term-of-office of the replaced Secretary.

6

Article 4 - The Financial Policy Committee shall meet, ordinarily, quarterly, and extraordinarily whenever called by the Secretary, by his own initiative or upon request of any of the other members of the Committee.

Article 5 - A minimum quorum of 2 (two) members is necessary for the Committee to validly deliberate.

Sole Paragraph – If the “quorum” mentioned in the “caput” of this article is not reached, the Secretary shall call another meeting, which shall take place according to the urgency required by the matter to be discussed.

Article 6 - The meetings of the Financial Policy Committee shall be called by any written means (letter, e-mails, notices).

Article 7 - The resolutions of the Financial Policy Committee shall be taken by a majority of votes, and the member with a dissenting opinion may document his vote in the minutes of the respective meeting.

Article 8 - Minutes of all meetings of the Financial Policy Committee shall be drawn up and registered in the proper book, which shall contain the signature of all members present.

Article 9 - In the first meeting of the Financial Policy Committee after its constitution, the Committee shall approve an annual activities schedule.

Article 10 – Throughout the meetings, any member of the Financial Policy Committee in exercise, may request and examine, individually, books and other corporate documents, being allowed to take notes and make observations, which shall be discussed and deliberated in the respective meetings, provided that such books and documents are related to matters relevant to the Committee, according to the provisions of Article 1 above.

7

Sole Paragraph - Examination of the documents will only be allowed in the company’s headquarters.

Article 11 – Requests for information and/or clarification regarding business activities of any active member of the Financial Policy Committee shall be presented to the administrative bodies of the company by means of a request signed by the Secretary of the Financial Policy Committee.

Article 12 – The Secretary is responsible for:

(a) calling members of the Committee to all meetings, within prior notice of 5 (five) business days; and

(b) requesting the information and/or clarification deemed necessary according to the terms described in Article 10 above to the administration of the company.

Sole Paragraph – The Secretary may request that the Board of Officers provide personnel to give support and assistance to the meetings of the Financial Policy Committee.

Article 13 – The Board of Directors may request, in writing and within 5 (five) days prior notice, the presence of members of the Financial Policy Committee in Shareholders’ Meetings to respond to information requests occasionally presented by the shareholders.

Article 14 – The Financial Policy Committee may define policies on the matters under its responsibility, according to the terms of Article 1 above, besides the corporate finance policies themselves. Such policies may be amended from time to time by the Financial Policy Committee itself, provided by unanimous vote of its members, with due regard to the provisions of Article 7 above.

Article 15 - The Financial Policy Committee will form a work group to enforce the execution of its policies and of the policies and regulations determined by the Board of Directors that relate to the matters under its responsibility according to the article 1 above.

Sole Paragraph – The working group of the Financial Policy Committee will be comprised of the Chief Executive Officer, by the Finance Director and by the Manager of the company.

Article 16 – The responsibilities of the Financial Policy Committee shall be exerted not only over the company itself, but also over other companies under its control.

Article 17 – Circumstances not set forth in this Charter shall be decided by the Board of Directors.

[approved in the meeting of the Board of Directors held on June 16,2008]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.